UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )1

Cogent Communications Group, Inc.

(Name of Issuer)

Common Stock Par Value $0.001

(Title of Class of Securities)

19239V104

(CUSIP Number)

June 7, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak Investment Partners IX, Limited Partnership 06-1556218

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,711,469 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 3,711,469 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,711,469 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak Associates IX, LLC 06-1556230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 3,711,469 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 3,711,469 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,711,469 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) OO-LLC

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. I.R.S. Identification Nos. of Above Persons (entities only) Oak IX Affiliates Fund - A, Limited Partnership 06-1571899

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 88,422 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 88,422 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,422 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. I.R.S. Identification Nos. of above persons (entities only). Oak IX Affiliates Fund, Limited Partnership 06-1556229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,100 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 40,100 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,100 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. I.R.S. Identification Nos. of above persons (entities only). Oak IX Affiliates, LLC 06-1556233

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 128,522 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 128,522 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,522 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) OO-LLC

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. I.R.S. Identification Nos. of above persons (entities only). Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,750 Shares of Common Stock

	6.	Shared Voting Power 3,839,991 Shares of Common Stock

	7.	Sole Dispositive Power 3,750 Shares of Common Stock

	8.	Shared Dispositive Power 3,839,991 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,843,741 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. I.R.S. Identification Nos. of above persons (entities only). Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 3,843,741 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 3,843,741 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,843,741 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 3,843,741 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 3,843,741 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,843,741 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 3,843,741 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 3,843,741 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,843,741 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. I.R.S. Identification Nos. of above persons (entities only). Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 3,843,741 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 3,843,741 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,843,741 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Names of Reporting Persons. I.R.S. I.R.S. Identification Nos. of above persons (entities only). Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 3,843,741 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 3,843,741 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,843,741 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G

Amendment No. ____
Common Stock Par Value $0.001
CUSIP No. 19239V104

Reporting Persons were previously reporting on Schedule 13D. This Schedule 13G is being filed in lieu of amending the statement on Schedule 13D filed by the Reporting Persons with the Commission on August 8, 2003 as amended by Amendment No. 1 filed with the Commission on April 6, 2004 and Amendment No. 2 filed with the Commission on February 23, 2005.

Item 1(a)                Name of Issuer:

                       Cogent Communications Group, Inc.

Item 1(b)                Address of Issuer’s Principal Executive Offices:

                       1015 31st Street N.W.
                                Washington, DC 20007

Item 2(a)                Name of Person filing:

       Oak Investment Partners IX, Limited Partnership
                Oak Associates IX, LLC
                Oak IX Affiliates Fund - A, Limited Partnership
                Oak IX Affiliates Fund, Limited Partnership
                Oak IX Affiliates, LLC
                Oak Management Corporation
                Bandel L. Carano
                Gerald R. Gallagher
                Edward F. Glassmeyer
                Fredric W. Harman
                Ann H. Lamont

Item 2(b)                Address of Principal Business Office or, if None, Residence:

c/o Oak Management Corporation

One Gorham Island

Westport, Connecticut  06880

Item 2(c)                Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d)                Title of Class of Securities:

Common stock, par value $0.001 per share

Item 2(e)                CUSIP Number: 19239V104

Item 3                     Not applicable

Item 4                     Ownership.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 48,128,879 shares of Common Stock outstanding, as reported in the Company’s Form 424B5 registration statement dated June 2, 2006, plus 350,000 shares of Common Stock issuable upon the exercise of the Underwriters over-allotment option.

Amounts shown as beneficially owned by each of Oak Investment Partners IX, Limited Partner ship (“Oak Investment Partners IX”), Oak Associates IX, LLC (“Oak Associates IX”), Oak Management Corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 3,711,469 shares of Common Stock directly owned by Oak Investment Partners IX.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund, Limited Partnership (“Oak IX Affiliates Fund”), Oak IX Affiliates, LLC (“Oak IX Affiliates”), Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include  40,100 shares of Common Stock directly owned by Oak IX Affiliates Fund.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund - A, Limited Partnership (“Oak IX Affiliates Fund - A”), Oak IX Affiliates, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 88,422 shares of Common Stock directly owned by Oak IX Affiliates Fund — A.

Amounts shown as beneficially owned by each of Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 3,750 shares of Common Stock directly owned by Oak Management.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each filing entity.

Item 5                     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6                     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7                                                              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8                     Identification and Classification of Members of the Group.

Not applicable

Item 9                     Notice of Dissolution of Group.

Not applicable

Item 10                  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated:  June 23,  2006

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund - A, Limited Partnership

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak Management Corporation

By:      /s/ Edward F. Glassmeyer

Edward F. Glassmeyer, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

By:      /s/ Edward F. Glassmeyer

Edward F. Glassmeyer,

Individually and as

Attorney-in-fact for the

above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A                                                                                                                                  Agreement of Reporting Persons, dated June 23, 2006, among the Reporting Persons

EXHIBIT B                                                                                                                                    Power of Attorney dated June 23, 2006

EXHIBIT A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Cogent Communications Group, Inc. has been filed on behalf of the undersigned.

Signature:

Dated: June 23, 2006

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund - A, Limited Partnership

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak Management Corporation

By:      /s/ Edward F. Glassmeyer

Edward F. Glassmeyer, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

By:      /s/ Edward F. Glassmeyer

Edward F. Glassmeyer,

Individually and as

Attorney-in-fact for the
above-listed individuals

EXHIBIT B

Power of Attorney

The undersigned hereby make, constitute and appoint each of Edward F. Glassmeyer and Ann H. Lamont, acting jointly or individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13D or Schedule 13G with respect to the securities of Cogent Communications Group, Inc., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a joint filing agreement) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

This Power of Attorney shall remain in effect for a period of two years from the date hereof or until such earlier date as a written revocation thereof is filed with the Commission.

Dated: June 23, 2006

Oak Investment Partners IX, Limited Partnership

By: Oak Associates IX, LLC, its general partner

By:  /s/ Edward F. Glassmeyer

Name:  Edward F. Glassmeyer

Title:  Managing Member

Oak Associates IX, LLC

By:  /s/ Edward F. Glassmeyer

Name:  Edward F. Glassmeyer

Title:  Managing Member

Oak IX Affiliates Fund - A, Limited Partnership

By: Oak IX Affiliates, LLC, its general partner

By:  /s/ Edward F. Glassmeyer

Name:  Edward F. Glassmeyer

Title:  Managing Member

Oak IX Affiliates Fund, Limited Partnership

By: Oak IX Affiliates, LLC, its general partner

By:  /s/ Edward F. Glassmeyer

Name:  Edward F. Glassmeyer

Title:  Managing Member

Oak IX Affiliates, LLC

By:  /s/ Edward F. Glassmeyer

Name:  Edward F. Glassmeyer

Title:  Managing Member

Oak Management Corporation

By:  /s/ Edward F. Glassmeyer

Name:  Edward F. Glassmeyer

Title:    President

   /s/ Bandel L. Carano

Bandel L. Carano

   /s/ Gerald R. Gallagher

Gerald R. Gallagher

   /s/ Edward F. Glassmeyer

Edward F. Glassmeyer

   /s/ Fredric W. Harman

Fredric W. Harman

   /s/ Ann H. Lamont

Ann H. Lamont